Exhibit 99.10

10 Customhouse Quay	PO box 996	Telephone	+64 (4) 816 4500
Wellington 6011	Wellington 6140	Fax	+64 (4) 816 4600
New Zealand	New Zealand	Internet	www.kpmg.co.nz

Audit Committee

Austral Pacific Energy Ltd.

Level 3, 40 Johnson Street

PO Box 5337

Lambton Quay

Wellington

New Zealand

We consent to the use of our audit report dated March 24, 2009 to the shareholders of Austral Pacific Ltd. (the Company) on the consolidated financial statements of the Company comprising the consolidated balance sheets of the Company as at December 31, 2008 and December 31, 2007, and the consolidated income statements, statement of changes in equity and cash flows for each of the years in the two period ended December 31, 2008, to be filed with securities regulatory authorities on SEDAR and the New Zealand Stock Exchange on March 24, 2009 and the Company’s annual report.

This consent is provided to the Company for use solely in connection with the above filing of these financial statements pursuant to the continuous disclosure provision of securities legislation of the province of British Columbia, and the country of New Zealand; accordingly, we do not consent to the use of our audit report for any other purpose.

Wellington
March 24, 2009

KPMG, a New Zealand partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.